UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 3, 2025, Pietro Bersani gave written notice to Brera Holdings PLC (the “Company”) of his resignation from his positions with the Company as Chief Executive Officer and Chief Financial Officer, effective immediately. Mr. Bersani’s resignation was not a result of any disagreement relating to the Company’s operations, policies or practices.

On September 3, 2025, the board of directors of the Company (the “Board”) appointed Dr. Fabio Scacciavillani as Chief Executive Officer and Chief Financial Officer, effective immediately. Dr. Scacciavillani will continue to serve as a director of the Company, but will no longer serve on the Audit Committee, the Compensation Committee, and Nominating and Corporate Governance Committee or as chair of the Audit Committee. Pursuant to a consulting agreement between the Company and Dr. Scacciavillani (the “Scacciavillani Consulting Agreement”), Dr. Scacciavillani will be paid an annual salary of $400,000 per year, payable on the first of each month, and will be granted a restricted share award under the Brera Holdings PLC 2022 Equity Incentive Plan (the “Plan”) of 30,000 Class B Ordinary Shares, $0.05 nominal value per share, of the Company (the “Class B Ordinary Shares”), vesting equally over three years. Dr. Scacciavillani will also be eligible to receive a performance bonus at the discretion of the Compensation Committee.

On September 3, 2025, the Board appointed Abhishek Mathews, a current executive director of the Company, to serve as an independent director of the Company, and on the Audit Committee, the Compensation Committee, and Nominating and Corporate Governance Committee and as chair of the Audit Committee. Pursuant to an independent director agreement between the Company and Mr. Mathews (the “Independent Director Agreement”), Mr. Mathews will be entitled to an annual fee of $56,000, paid in four equal installments, and will be granted a restricted share award under the Plan of 5,000 Class B Ordinary Shares, vesting equally over three years. Mr. Mathews will serve as a director until his successor has been duly elected and qualified or his earlier death, resignation, disqualification, or removal.

There is no arrangement or understanding with any person pursuant to which Mr. Mathews was appointed as an independent director. There are no family relationships between Mr. Mathews and any director or executive officer of the Company. Mr. Mathews has not been involved in any transaction with the Company that would require disclosure under Item 404(a) of Regulation S-K.

Under an indemnification agreement between the Company and Mr. Mathews in the Company’s standard form for officers or directors of the Company (the “Indemnification Agreement”), the Company will indemnify Mr. Mathews to the fullest extent permitted by law. The Company will advance all expenses preapproved in writing relating to any proceeding within 10 business days after the receipt by the Company of a statement requesting such advance and any excess advanced expenses will be repaid to the Company. The Indemnification Agreement also provides that if the Company maintains a directors’ and officers’ liability insurance policy, that the indemnitee will be covered by the policy to the maximum extent of the coverage available for any of the Company’s directors or executive officers.

The Scacciavillani Consulting Agreement and, the Independent Director Agreement, are filed as Exhibit 1.1, and Exhibit 1.2, to this report on Form 6-K, respectively, and this description of the Consulting Agreement and the Independent Director Agreement are qualified in their entirety by reference to such exhibits.

This report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (File No. 333-276870) initially filed with the SEC on February 5, 2024, and declared effective by the SEC on February 13, 2024.

Exhibit No.	Description
1.1	Consulting Agreement between Brera Holdings PLC and Dr. Fabio Scacciavillani, dated as of September 3, 2025
1.2	Independent Director Agreement between Brera Holdings PLC and Abhishek Mathews, dated as of September 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2025	BRERA HOLDINGS PLC

	By:	/s/ Dr. Fabio Scacciavillani
Dr. Fabio Scacciavillani
Chief Executive Officer and Chief Financial Officer

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